Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 2 DATED SEPTEMBER 14, 2023

MASTERWORKS VAULT 2, LLC

This Supplement No. 2 dated September 14, 2023 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 2, 2023, as amended by Post-Qualification Amendment No. 1 filed on June 21, 2023, Post-Qualification Amendment No. 2 filed on July 18, 2023, Post-Qualification Amendment No. 3 filed on August 2, 2023, Post-Qualification Amendment No. 4 filed on August 14, 2023, Post-Qualification Amendment No. 5 filed on August 22, 2023 and Post-Qualification Amendment No. 6 filed on September 5, 2023. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2023. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Christine Ay Tjoe	1.23
Banksy	1.37
Hernan Bas	N/A
Cecily Brown	1.21
Yayoi Kusama	1.28
Laura Owens	N/A
Elizabeth Peyton	N/A
Ed Ruscha	0.82
Robert Ryman	N/A
Kenny Scharf	0.96
Kazuo Shiraga	0.89
Avery Singer	N/A
Christopher Wool	0.77
Liu Ye	0.81

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Christine Ay Tjoe	44.0%	$3,341	November 26, 2006	$1,416,635	June 30, 2023
Banksy	63.8%	$1,354	November 18, 2003	$21,893,360	June 30, 2023
Hernan Bas	21.9%	$75,000	May 11, 2006	$2,240,628	June 30, 2023
Cecily Brown	21.2%	$75,000	November 14, 2000	$5,800,000	June 30, 2023
Yayoi Kusama	24.7%	$10,000	October 9, 1992	$8,800,000	June 30, 2023
Laura Owens	26.2%	$7,500	November 17, 2000	$1,450,000	June 30, 2023
Elizabeth Peyton	16.4%	$60,000	May 17, 2000	$2,000,000	June 30, 2023
Ed Ruscha	22.9%	$16,000	November 2, 1984	$46,000,000	June 30, 2023
Robert Ryman	17.3%	$35,000	May 9, 1984	$18,250,000	June 30, 2023
Kenny Scharf	16.4%	$2,400	May 2, 1985	$780,000	June 30, 2023
Kazuo Shiraga	20.3%	$12,050	December 19, 1993	$8,952,716	June 30, 2023
Avery Singer	139.5%	$28,711	October 6, 2017	$4,300,000	June 30, 2023
Christopher Wool	23.5%	$24,000	May 8, 1990	$26,500,000	June 30, 2023
Liu Ye	28.5%	$9,314	May 4, 1995	$10,945,690	June 30, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Christine Ay Tjoe	19.3%	21	May 22, 2001	April 12, 2023
Banksy	14.4%	26	February 7, 2007	June 29, 2023
Hernan Bas	11.3%	5	February 12, 2010	December 1, 2022
Cecily Brown	18.1%	29	November 14, 2000	June 28, 2023
Yayoi Kusama	23.3%	145	March 11, 1998	June 29, 2023
Laura Owens	6.1%	3	November 12, 2004	May 19, 2023
Elizabeth Peyton	7.1%	9	November 14, 2002	May 29, 2023
Ed Ruscha	11.4%	50	May 6, 1986	May 11, 2023
Robert Ryman	8.2%	13	November 8, 1990	July 2, 2020
Kenny Scharf	8.4%	23	May 9, 1990	May 16, 2023
Kazuo Shiraga	20.2%	40	July 2, 2003	June 3, 2023
Avery Singer	N/A	N/A	N/A	N/A
Christopher Wool	12.0%	27	March 7, 1991	May 19, 2023
Liu Ye	14.5%	26	May 1, 2005	May 28, 2023